UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 13D/A-1

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                           SEABULK INTERNATIONAL INC.
                           --------------------------
                                (Name of issuer)


                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of class of securities)


                                    81169P101
                                 (CUSIP number)


                              Arthur H. Amron, Esq.
                               Wexford Capital LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012
 -------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                  June 13, 2002
                 -----------------------------------------------
             (Date of event which requires filing of this statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.



                                                              Page 1 of 13 Pages

CUSIP No. 81169P101

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.              Wexford Spectrum Investors LLC
         I.R.S. Identification Nos.
         of Above Persons (entities only)
         (Intentionally Omitted)

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                   OO


--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                           Delaware


--------------------------------------------------------------------------------
 Number of Shares   7.  Sole Voting Power                                      0
 Beneficially
                    ------------------------------------------------------------
 Owned by Each      8.  Shared Voting Power (see Item 5 below)           179,935
 Reporting
                    ------------------------------------------------------------
 Person With        9.  Sole Dispositive Power                                 0
                    ------------------------------------------------------------
                    10. Shared Dispositive Power (see Item 5 below)      179,935
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  179,935

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                1.70%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                          CO

--------------------------------------------------------------------------------

                                                              Page 2 of 13 Pages

CUSIP No. 81169P101

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                     Valentis Investors, LLC
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                   OO


--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                           Delaware


--------------------------------------------------------------------------------
 Number of Shares   7.  Sole Voting Power                                      0
 Beneficially
                    ------------------------------------------------------------
 Owned by Each      8.  Shared Voting Power (see Item 5 below)           180,000
 Reporting
                    ------------------------------------------------------------
 Person With        9.  Sole Dispositive Power                                 0
                    ------------------------------------------------------------
                    10. Shared Dispositive Power (see Item 5 below)      180,000

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  180,000
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                1.70%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                          CO

--------------------------------------------------------------------------------


                                                              Page 3 of 13 Pages

CUSIP No. 81169P101

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                              Solitair Corp.
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                   OO


--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                           Delaware

--------------------------------------------------------------------------------

 Number of Shares   7.  Sole Voting Power
 Beneficially                                                                  0
                    ------------------------------------------------------------
 Owned by Each      8.  Shared Voting Power (see Item 5 below)           180,000
 Reporting
                    ------------------------------------------------------------
 Person With        9.  Sole Dispositive Power
                                                                               0
                    ------------------------------------------------------------
                    10. Shared Dispositive Power (see Item 5 below)      180,000

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  180,000

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                1.70%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                          CO

--------------------------------------------------------------------------------

                                                              Page 4 of 13 Pages

CUSIP No. 81169P101

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                        Taurus Investors LLC
         I.R.S. Identification Nos.
         of Above Persons (entities only)
         (Intentionally Omitted)

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                   OO


--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                           Delaware

--------------------------------------------------------------------------------
 Number of Shares   7.  Sole Voting Power
 Beneficially                                                                  0
                    ------------------------------------------------------------
 Owned by Each      8.  Shared Voting Power (see Item 5 below)
 Reporting                                                             1,840,366
                    ------------------------------------------------------------
 Person With        9.  Sole Dispositive Power
                                                                               0
                    ------------------------------------------------------------
                    10. Shared Dispositive Power (see Item 5 below)    1,840,366

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                1,840,366

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)               17.42%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                          CO

--------------------------------------------------------------------------------

                                                              Page 5 of 13 Pages

CUSIP No. 81169P101

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                         Charles E. Davidson
         I.R.S. Identification Nos.
         of Above Persons (entities only)
         (Intentionally Omitted)

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                   OO


--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                      United States


--------------------------------------------------------------------------------
 Number of Shares   7.  Sole Voting Power                                      0
  Beneficially
                    ------------------------------------------------------------
 Owned by Each      8.  Shared Voting Power (see Item 5 below)         2,380,301
  Reporting
                    ------------------------------------------------------------
 Person With        9.  Sole Dispositive Power                                 0

                    10. Shared Dispositive Power (see Item 5 below)    2,380,301

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                2,380,301

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)               22.53%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                          IN

--------------------------------------------------------------------------------

                                                              Page 6 of 13 Pages

CUSIP No. 81169P101

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                            Joseph M. Jacobs
         I.R.S. Identification Nos.
         of Above Persons (entities only)
         (Intentionally Omitted)


--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                   OO


--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                      United States



 Number of Shares   7.  Sole Voting Power                                      0
 Beneficially
                    ------------------------------------------------------------
 Owned by Each      8.  Shared Voting Power (see Item 5 below)         2,380,301
 Reporting
                    ------------------------------------------------------------
 Person With        9.  Sole Dispositive Power                                 0

                    10. Shared Dispositive Power (see Item 5 below)    2,380,301

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                2,380,301

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)               22.53%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                          IN

--------------------------------------------------------------------------------

                                                              Page 7 of 13 Pages

CUSIP No. 81169P101

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                         Wexford Capital LLC
         I.R.S. Identification Nos.
         of Above Persons (entities only)
         (Intentionally Omitted)

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                   OO


--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                        Connecticut


--------------------------------------------------------------------------------
 Number of Shares   7.  Sole Voting Power                                      0
 Beneficially
                    ------------------------------------------------------------
 Owned by Each      8.  Shared Voting Power (see Item 5 below)         2,380,301
 Reporting
                    ------------------------------------------------------------
 Person With        9.  Sole Dispositive Power                                 0

                    ------------------------------------------------------------
                    10. Shared Dispositive Power (see Item 5 below)    2,380,301

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                2,380,301

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)               22.53%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                          CO

--------------------------------------------------------------------------------
                                                              Page 8 of 13 Pages

         This Amendment No. 1 to Schedule 13D modifies and supplements the
Schedule 13D (the "Statement") initially filed on April 22, 2002 with respect to the common stock, $0.01 par value per share (the "Common Stock"), of Seabulk International Inc. (the "Company"). Except to the extent supplemented by the information contained in this Amendment No. 1, the Statement, as amended as provided herein, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 4.  Purpose of Transaction.

         On June 13, 2002, the Company announced the signing of a definitive agreement for the private placement of 12.5 million shares of newly issued common stock at a price of $8.00 per share, which transaction is anticipated to provide new investors with approximately 51% of the pro forma, fully diluted common shares of the Company and majority representation on its Board of Directors. The Company also announced that the new investors have agreed to purchase all of the Company's common stock and common stock purchase warrants beneficially owned by accounts managed by Loomis, Sayles & Co., L.P., which accounts now collectively represent approximately 49% of the Company's outstanding shares of common stock.

         In a telephone conversation held on or about the time of the foregoing announcement, a representative of the Company advised the Reporting Persons of the press release and the filing with the Securities and Exchange Commission (the "SEC") of solicitation materials relating to the Company's proposed solicitation of proxies and consents from the Company's stockholders to the transactions. During that conversation, the Company was advised that the Reporting Persons would seek a seat on the Board of Directors. In addition, while there are no specific plans, the Reporting Persons are now contemplating the possibility of taking a more pro-active role in the development of the Company's business.

         Since the Company's announcement and filing with the SEC of the solicitation materials, the Reporting Persons have acquired an aggregate of 222,200 shares of Common Stock in open market purchases (See Item 5 below). The Reporting Persons may continue to acquire additional shares of Common Stock depending upon market conditions.

         Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its securities,
(c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company,
(f) any other material change in the Company's business or corporate structure,
(g) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of the securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to any of those enumerated above. However, the Reporting Persons retain the right to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Since the date of the Statement, Taurus acquired an aggregate of 222,200 shares of Common Stock in open market purchases at an average purchase price of $7.01 per share. As a result of the foregoing, the Reporting Persons may be deemed to own beneficially the respective percentages and numbers of shares of Common Stock set forth below

                                                              Page 9 of 13 Pages

(on the basis of 10,566,755 shares of Common Stock issued and outstanding on May 1, 2002, as reported in the Company's Form 10-Q filed May 15, 2002).

   Wexford Spectrum Investors, LLC
   (a) Amount beneficially owned:  179,935

   (b) Percent of class: 1.70%

   (c) Number of shares as to which the person has:

       (i)    Sole power to vote or to direct the vote:  0

       (ii)   Shared power to vote or to direct the vote: 179,935

       (iii)  Sole power to dispose or to direct the disposition of: 0

       (iv)   Shared power to dispose or to direct the disposition of: 179,935

   Valentis Investors, LLC
   (a) Amount beneficially owned: 180,000

   (b) Percent of class: 1.70%

   (c) Number of shares as to which the person has:

       (i)   Sole power to vote or to direct the vote:  0

       (ii)  Shared power to vote or to direct the vote: 180,000

       (iii) Sole power to dispose or to direct the disposition of: 0

       (iv)  Shared power to dispose or to direct the disposition of: 180,000

   Solitair Corp.
   (a) Amount beneficially owned: 180,000

   (b) Percent of class: 1.70%

   (c) Number of shares as to which the person has:

       (i)    Sole power to vote or to direct the vote:  0

       (ii)   Shared power to vote or to direct the vote: 180,000

       (iii)  Sole power to dispose or to direct the disposition of: 0

       (iv)   Shared power to dispose or to direct the disposition of: 180,000

   Taurus Investors LLC
   (a) Amount beneficially owned: 1,840,366


                                                           Page 10 of 13 Pages

   (b) Percent of class: 17.42%

   (c) Number of shares as to which the person has:

       (i)    Sole power to vote or to direct the vote:  0

       (ii)   Shared power to vote or to direct the vote: 1,840,366

       (iii)  Sole power to dispose or to direct the disposition of: 0

       (iv)   Shared power to dispose or to direct the disposition of: 1,840,366

   Charles E. Davidson
   (a) Amount beneficially owned: 2,380,301

   (b) Percent of class: 22.53%

   (c) Number of shares as to which the person has:

       (i)    Sole power to vote or to direct the vote:  0

       (ii)   Shared power to vote or to direct the vote: 2,380,301

       (iii)  Sole power to dispose or to direct the disposition of: 0

       (iv)   Shared power to dispose or to direct the disposition of: 2,380,301

   Joseph M. Jacobs
   (a) Amount beneficially owned: 2,380,301

   (b) Percent of class: 22.53%

   (c) Number of shares as to which the person has:

       (i)    Sole power to vote or to direct the vote:  0

       (ii)   Shared power to vote or to direct the vote: 2,380,301

       (iii)  Sole power to dispose or to direct the disposition of: 0

       (iv)   Shared power to dispose or to direct the disposition of: 2,380,301

   Wexford Capital LLC
   (a) Amount beneficially owned: 2,380,301

   (b) Percent of class: 22.53%

   (c) Number of shares as to which the person has:

       (i)    Sole power to vote or to direct the vote:  0


                                                             Page 11 of 13 Pages

       (ii)     Shared power to vote or to direct the vote: 2,380,301

       (iii)    Sole power to dispose or to direct the disposition of: 0

       (iv)     Shared power to dispose or to direct the disposition of:
                2,380,301

         Wexford Capital may, by reason of its status as investment advisor to the Stockholders, be deemed to own beneficially the shares of Common Stock of which the Stockholders possess beneficial ownership. In addition, three of the four directors of Solitair are members of Wexford Capital.

         Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which the Stockholders possess beneficial ownership.

         Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Capital shares the power to vote and to dispose of the shares of Common Stock beneficially owned by the Stockholders.

         Except as set forth above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment No. 1 to Schedule 13D.

                                    * * * * *



                                                             Page 12 of 13 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 2002

                                   WEXFORD SPECTRUM INVESTORS LLC

                                   By:      /s/ Arthur H. Amron
                                            -------------------------
                                            Name:  Arthur H. Amron
                                            Title:   Vice President


                                   VALENTIS INVESTORS, LLC

                                   By:      /s/ Arthur H. Amron
                                            -------------------------
                                            Name:  Arthur H. Amron
                                            Title:   Vice President


                                   TAURUS INVESTORS LLC

                                   By:      /s/ Arthur H. Amron
                                            -------------------------
                                            Name:  Arthur H. Amron
                                            Title:   Vice President


                                   SOLITAIR CORP.

                                   By:      /s/ Arthur H. Amron
                                            -------------------------
                                            Name:  Arthur H. Amron
                                            Title:   Vice President

                                   WEXFORD CAPITAL LLC

                                   By:      /s/ Arthur H. Amron
                                            -------------------------
                                            Name:  Arthur H. Amron
                                            Title:   Principal and Secretary


                                   /s/ Charles E. Davidson
                                   -----------------------------
                                   CHARLES E. DAVIDSON


                                   /s/ Joseph M. Jacobs
                                   --------------------
                                   JOSEPH M. JACOBS


                                                             Page 13 of 13 Pages